EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2012	2011	2010	2009	2008
Earnings (1)	$8,236	$6,725	$3,750	$569	$4,501
Plus: Interest expense	1,264	1,222	1,257	1,434	1,427
One-third of rental expense (2)	158	143	120	127	133
Adjusted Earnings	9,658	8,090	5,127	2,130	6,061

Fixed charges:
Interest expense (3)	1,264	1,222	1,257	1,434	1,427
Capitalized interest	26	18	26	25	27
One-third of rental expense (2)	158	143	120	127	133
Total fixed charges	$1,448	$1,383	$1,403	$1,586	$1,587

Ratio of earnings to fixed charges	6.7	5.8	3.7	1.3	3.8
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(1)	Consolidated profit before taxes

(2)	Considered to be representative of interest factor in rental expense

(3)	Does not include interest on income taxes and other non-third-party indebtedness